

June 30, 2009

Mr. Edy Francis, Chief Financial Officer
Isramco, Inc.
4801 Woodway Drive
Houston, Texas 77056

> **Re: Isramco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007 and 2008**
> **Filed March 31, 2008 and March 23, 2009**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 15, 2008, August 14, 2008 and November 14, 2008**
> **Response Letter Dated May 18, 2009**
> **File No. 0-12500**

Dear Mr. Francis:

      We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Changes in Shareholders' Equity, page F-4

1.   We have considered your response to our prior comment number two in our letter of March 3, 2009. We do not agree with your conclusions. As the parent of Isramco did not have greater than 50% control of the buyer of the assets, it appears the parties, while related, are not under common control. Therefore, the related party loss should be reported in your consolidated statement of operations, not as a reduction to additional paid-in capital. Please restate your Fiscal Year 2007 financial statements for this error in your Form 10-K for the Fiscal Year ended December 31, 2008.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Gary Newberry at (202) 551- 3761 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

H. Roger Schwall
Assistant Director